TransAlta declares dividends

CALGARY, Alberta (April 22, 2013) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.29 per share on common shares payable on July 1, 2013 to shareholders of record at the close of business May 31, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on June 30, 2013 to shareholders of record at the close of business May 31, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on June 30, 2013 to shareholders of record at the close of business May 31, 2013.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on June 30, 2013 to shareholders of record at the close of business May 31, 2013.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Investor inquiries:

            Media inquiries:

Brent Ward

            Stacey Hatcher

Director, Corporate Finance and Investor Relations        Senior Corporate Relations Advisor

Phone: 1-800-387-3598 in Canada and U.S.

            Cell: 587-216-2242

Email: investor_relations@transalta.com

            Toll-free media number: 1-855-255-9184

            Alternate local number: 403-267-2540